UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045103

(CUSIP Number)

Ronald S. Lauder

767 Fifth Avenue, Suite 4200

New York, New York 10153

(212) 572-4090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20045103

1	Names of reporting persons Ronald S. Lauder
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 130,000
	8	Shared voting power 38,489,379
	9	Sole dispositive power 130,000
	10	Shared dispositive power 38,489,379
11	Aggregate amount beneficially owned by each reporting person 38,619,379
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 50.0%
14	Type of reporting person (see instructions) IN

CUSIP No. G20045103

1	Names of reporting persons RSL Savannah LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,898,443
	9	Sole dispositive power 0
	10	Shared dispositive power 32,898,443
11	Aggregate amount beneficially owned by each reporting person 32,898,443
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.6%
14	Type of reporting person (see instructions) OO

CUSIP No. G20045103

1	Names of reporting persons RSL Capital LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,000,000
	8	Shared voting power 0
	9	Sole dispositive power 2,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.6%
14	Type of reporting person (see instructions) OO

CUSIP No. G20045103

AMENDMENT NO. 21 TO SCHEDULE 13D

This Amendment No. 21 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 1995, as amended from time to time, most recently by Amendment No. 20, filed on October 12, 2012 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”). This Amendment No. 21 is being filed by RSL, RSL Savannah LLC, a Delaware limited liability company (“RSL Savannah”), and RSL Capital LLC, a Delaware limited liability company (“RSL Capital”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and, except as specifically amended by this Amendment No. 21, items in the Schedule 13D remain unchanged.

All share percentages in this Schedule 13D are based on 77,185,129 outstanding shares of Class A Common Stock, as reflected on the Issuer’s Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2013.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On April 29, 2013, the Issuer entered into (i) a Subscription Agreement (the “TW 2013 Subscription Agreement”) with Time Warner Media Holdings B.V. (“TW Investor”) and (ii) a Letter Agreement (the “Letter Agreement”) with RSL, RSL Savannah, RSL Capital, RSL Investments Corporation, a Delaware corporation (“RIC”), and TW Investor.

The purpose of the foregoing agreements is disclosed in Item 4 of Amendment No. 8 to TW Investor’s Schedule 13D filed with the SEC on May 1, 2013.

TW 2013 Subscription Agreement

The entry into the TW 2013 Subscription Agreement is disclosed on the Issuer’s Current Report on Form 8-K, dated April 29, 2013 (the “Form 8-K”). As disclosed in the Form 8-K, pursuant to the TW 2013 Subscription Agreement, the Issuer has agreed to issue to the TW Investor, and the TW Investor has agreed to purchase, for a per share price of $1,000, at least 200,000 share of the Issuer’s Series B convertible redeemable preferred stock, par value $0.08 per share (the “Series B convertible redeemable preferred shares”), a newly designated series of the Issuer’s preferred stock, which number may increase (x) in certain specified circumstances to satisfy TW Investor’s contractual preemptive right to purchase 49.9% of the Class A Common Stock to be sold in the public offering disclosed in the Form 8-K (the “2013 public offering”) or (y) in the TW Investor’s discretion, if the Issuer sells less than $200,000,000 of Class A Common Stock in the 2013 public offering. Under the Letter Agreement, RSL Savannah and TW Investor consented to this issuance of Series B convertible redeemable preferred shares to the TW Investor. As disclosed in the Form 8-K, the issuance of the Series B convertible redeemable preferred shares to TW Investor is subject to the satisfaction or waiver of a number of conditions, including the receipt of shareholder approval of the issuance, consummation of the 2013 public offering and the receipt by TW Investor of a regulatory approval that is unrelated to the issuance.

As disclosed in the Form 8-K, TW Investor has indicated to the Issuer that it intends to exercise its contractual preemptive purchase right to purchase additional shares of Class A Common stock in the 2013 public offering in order to maintain its 49.9% economic interest in the Issuer.

The disclosure of the Letter Agreement in Item 6 of this Amendment No. 21 is incorporated by reference to this Item 4 of the Schedule 13D.

CUSIP No. G20045103

The foregoing descriptions of the TW 2013 Subscription Agreement and Letter Agreement are qualified in their entirety by the full text of the respective agreements, which are filed as exhibits hereto and incorporated by reference to this Item 4 of the Schedule 13D.

Item 5.	Interests in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) On the date hereof, the Reporting Persons beneficially own the following number of shares of Class A Common Stock:

(i)	RSL beneficially owns 38,619,379 shares of Class A Common Stock, in the following manner: — 32,898,443 shares of Class A Common Stock held directly by TW Investor over which RSL Savannah, of which RSL is the sole member, was granted a proxy pursuant to the terms of the Voting Agreement (as defined below); — 2,000,000 shares of Class A Common Stock held directly by RSL Capital, of which RSL is the sole member; — 64,000 shares of Class B common stock, par value $0.08 per share (“Class B Common Stock”), underlying options (“Class B Options”) held directly by RSL that are exercisable or will become exercisable within 60 days; — 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 10,000 shares of Class A Common Stock underlying restricted stock units held directly by RSL that will vest within 60 days; — 26,000 shares of Class A Common Stock held directly by RSL; — 2,885,705 shares of Class A Common Stock held directly by RIC, of which RSL is the sole shareholder; — 105,231 shares of Class A Common Stock held directly by RAJ Family Partners, L.P. (“RAJ LP”), the managing general partner of which is RAJ Family Corporation (“RAJ Corp”), of which RSL is Chairman and President; and — 600,000 shares of Class A Common Stock held directly by The Neue Galerie New York (“Neue Galerie”), of which RSL is a director and President.

Immediately upon RSL’s exercise of any Class B Options, the shares of Class B Common Stock acquired upon such exercise will convert to an equal number of shares of Class A Common Stock.

(ii)	RSL Savannah beneficially owns 32,898,443 shares of Class A Common Stock held directly by TW Investor.

(iii)	RSL Capital beneficially owns 2,000,000 shares of Class A Common Stock.

(iv)	The Reporting Persons disclaim beneficial ownership of the 600,000 shares of Class A Common Stock held directly by Neue Galerie, of which RSL is director and President. The shares held directly by Neue Galerie are not covered by the Investor Rights Agreement (as defined below) and are not covered by the Registration Rights Agreement, by and among RSL, RSL Capital and the Issuer, dated as of April 30, 2012 (which was previously filed with the SEC with Amendment No. 17 to this Schedule 13D).

(b) The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:

(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 130,000 shares of Class A Common Stock as follows: — 64,000 shares of Class B Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 10,000 shares of Class A Common Stock underlying restricted stock units held directly by RSL that will vest within 60 days; and — 26,000 shares of Class A Common Stock held directly by RSL.

(ii)	RSL shares Voting Power and Dispositive Power with respect to 38,489,379 shares of Class A

CUSIP No. G20045103

Common Stock as follows: — RSL, as sole member of RSL Savannah, shares Voting Power and Dispositive Power with RSL Savannah and TW Investor with respect to 32,898,443 shares of Class A Common Stock that are directly held by TW Investor and are subject to the Voting Agreement and the Investor Rights Agreement; — RSL, as sole member of RSL Capital, shares Voting Power and Dispositive Power with respect to 2,000,000 shares of Class A Common Stock held directly by RSL Capital; — RSL, as sole shareholder of RIC, shares Voting Power and Dispositive Power with RIC with respect to 2,885,705 shares of Class A Common Stock held directly by RIC; — RSL, as Chairman and President of RAJ Corp, shares Voting Power and Dispositive Power with RAJ Corp and its majority shareholder with respect to 105,231 shares of Class A Common Stock held directly by RAJ LP; and — RSL, as director and President of Neue Galerie, may be deemed to share Voting Power and Dispositive Power with respect to 600,000 shares of Class A Common Stock held directly by Neue Galerie.

(iii)	RSL Savannah shares Voting Power and Dispositive Power with RSL and TW Investor with respect to 32,898,443 shares of Class A Common Stock that are directly held by TW Investor and are subject to the Voting Agreement and the Investor Rights Agreement.

(iv)	RSL Capital has sole Voting Power and sole Dispositive Power with respect to 2,000,000 shares of Class A Common Stock held directly by RSL Capital.

(v)	The Reporting Persons disclaim beneficial ownership of the 600,000 shares of Class A Common Stock held directly by Neue Galerie, of which RSL is director and President.

(c)	None.

(d)	The majority shareholder of RAJ Corp and the general partners and the limited partners of RAJ LP have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 105,231 shares of Class A Common Stock held directly by RAJ LP. RSL holds directly or indirectly a majority of the partnership interests in RAJ LP.

Neue Galerie has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the 600,000 shares of Class A Common Stock held directly by Neue Galerie. RSL is a director and President of Neue Galerie.

Item 6.	Contracts, Arrangements

Letter Agreement

The Letter Agreement amends both the Investor Rights Agreement (as defined below) and the Voting Agreement (as defined below).

The Letter Agreement amends the Investor Rights Agreement by, among other things:

(i) removing a provision that would have required TW Investor to accept a third-party change of control offer or proposal in respect of all of the Issuer’s equity securities beneficially owned by TW Investor in the event that the Issuer’s Board of Directors determined to approve and/or recommended to the Issuer’s shareholders such offer or proposal and TW Investor did not make an alternate proposal;

(ii) removing a standstill provision from the Investor Rights Agreement that would have prohibited TW Investor on its own or as part of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) from acquiring aggregate voting power in excess of 49.9% during the term of the Voting Agreement without the prior written consent of the Board of Directors of the Issuer, subject to specified exceptions; and

(iii) removing a provision that would have required the Issuer to obtain the consent of RSL, RSL Savannah and certain of RSL’s affiliates before issuing any equity securities, except under certain specified circumstances, so long as RSL and certain of his affiliates beneficially owned a certain number of the Issuer’s equity securities.

CUSIP No. G20045103

The Investor Rights Agreement, dated May 18, 2009, by and among the Issuer, RSL, RSL Savannah, RIC, RSL Investment LLC and TW Investor, was previously filed with the SEC with Amendment No. 13 to this Schedule 13D, and a description of it is contained therein, and the First Amendment to the Investor Rights Agreement, dated as of April 30, 2012, was previously filed with the SEC with Amendment No. 17 to this Schedule 13D (collectively, the “Investor Rights Agreement”).

The Letter Agreement extends the term of the Irrevocable Voting Deed and Corporate Representative Appointment, dated May 18, 2009, by and among the Issuer, TW Investor and RSL Savannah LLC (the “Voting Agreement”). The Voting Agreement was previously filed with the SEC with Amendment No. 13 to this Schedule 13D, and a description of it is contained therein. Pursuant to the Voting Agreement, TW Investor granted RSL Savannah the right to vote shares of Class A Common Stock and Class B Common Stock acquired by TW Investor during the term of the Voting Agreement, except with respect to certain transactions that would result in a change of control of the Issuer. Prior to such extension, the Voting Agreement would have terminated on May 18, 2013 according to its terms. As amended by the Letter Agreement, the Voting Agreement will terminate on the date that is the earlier of (a) one day after TW Investor provides written notice to the Issuer, RSL and RSL Savannah LLC of TW Investor’s election to terminate the Voting Agreement (which notice may not be provided before May 18, 2013) and (b) June 30, 2013.

Pursuant to the Letter Agreement, subject to certain limitations, RSL, on behalf of certain of his affiliates and TW Investor, has agreed to execute and deliver, or cause to be executed and delivered, to the Issuer an irrevocable proxy in respect of all voting securities held by him, RAJ LP, RIC and TW Investor to vote at the Issuer’s 2013 annual general meeting of its shareholders in favor of (a) the issuance and sale of the Series B convertible redeemable preferred shares to TW Investor and (b) the amendment of the Issuer’s Bye-laws to increase the Issuer’s authorized shares of Class A Common Stock to an amount that will be determined after taking into account the number of shares issued by the Issuer in the 2013 public offering. If the 2013 annual general meeting and the vote on these proposals has not taken place prior to the termination of the Voting Agreement (as extended by the Letter Agreement), any such irrevocable proxy with respect to securities held by TW Investor will terminate and be of no further force and effect.

The Series B convertible redeemable preferred shares and any other shares described in Item 4 of this Amendment No. 21 that are acquired by TW Investor pursuant to the TW 2013 Subscription Agreement will be subject to the Voting Agreement, as amended by the Letter Agreement. Accordingly, RSL Savannah will have the right to vote any such shares acquired by TW Investor until the expiration of the Voting Agreement (as extended).

The foregoing description of the Letter Agreement is qualified in its entirety by the full text of the Letter Agreement, which is filed as an exhibit hereto and incorporated by reference to this Item 6 of the Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to incorporate by reference the Exhibit Index at the end thereof.

CUSIP No. G20045103

SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2013

RONALD S. LAUDER

By	/s/ Dave Gerson
	Name:	Dave Gerson, as Attorney-in-Fact
for Ronald S. Lauder

RSL SAVANNAH LLC

By	/s/ Dave Gerson
	Name:	Dave Gerson
	Title:	Executive Vice President

RSL CAPITAL LLC

By	/s/ Dave Gerson
	Name:	Dave Gerson
	Title:	Vice President, Assistant Treasurer and Secretary

CUSIP No. G20045103

EXHIBIT INDEX

Exhibit	Description

99.12	Subscription Agreement, dated as of April 29, 2013, by and between Central European Media Enterprises Ltd. and Time Warner Media Holdings B.V. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 29, 2013)

99.13	Letter Agreement, dated as of April 29, 2013, by and among RSL Savannah LLC, RSL Investor, RSL Investments Corporation, Ronald S. Lauder and Time Warner Holdings B.V. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 29, 2013)

99.14	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Savannah LLC and RSL Capital LLC, dated May 1, 2013